UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

Ontrak, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

44919F 104
(CUSIP Number of Class of Securities)

Terren S. Peizer

Acuitas Group Holdings, LLC

2001 Wilshire Boulevard, Suite 330

Santa Monica, California 90403

310-444-4321

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 19, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 44919F 104	Page 2 of 5 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Acuitas Group Holdings, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,155,575
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,155,575
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,155,575
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.3%[1]
14		TYPE OF REPORTING PERSON (See Instructions) OO

[1]	Based on 27,034,375 Shares issued and outstanding as of November 15, 2022, as disclosed in the Quarterly Report on Form 10-Q filed by the Company with the SEC on November 21, 2022 (the “Form 10-Q”).

SCHEDULE 13D

CUSIP No. 44919F 104	Page 3 of 5 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Terren S. Peizer
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,155,575
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,155,575
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,155,575
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.3%[2]
14		TYPE OF REPORTING PERSON (See Instructions) HC; IN

[2]	Based on 27,034,375 Shares issued and outstanding as of November 15, 2022, as disclosed in the Form 10-Q.

AMENDMENT NO. 12 TO SCHEDULE 13D

This Amendment No. 12 to Schedule 13D (this “Amendment”) is being filed by Acuitas Group Holdings, LLC, a California limited liability company (“Acuitas”), and Terren S. Peizer (“Mr. Peizer”) (collectively, the “Reporting Persons”) to amend the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on October 20, 2010, as amended by Amendment No. 1 to Schedule 13D filed on December 6, 2011, Amendment No. 2 to Schedule 13D filed on April 27, 2012, Amendment No. 3 to Schedule 13D filed on September 20, 2012, Amendment No. 4 to Schedule 13D filed on February 14, 2013, Amendment No. 5 to Schedule 13D filed on May 11, 2021, Amendment No. 6 to Schedule 13D filed on July 27, 2021, Amendment No. 7 to Schedule 13D filed on August 16, 2021, Amendment No. 8 to Schedule 13D filed on November 2, 2021, Amendment No. 9 to Schedule 13D filed on April 18, 2022, Amendment No. 10 to Schedule 13D filed on September 2, 2022 and Amendment No. 11 to Schedule 13D filed on September 8, 2022 (as amended and supplemented, the “Original Statement” and, as amended and supplemented by this Amendment, the “Statement”), relating to common stock, par value $0.0001 per share (the “Shares”), of OnTrak, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein but not defined have the respective meanings ascribed to them in the Original Statement.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby amended and supplemented by adding the following information:

“As previously disclosed, on April 15, 2022, Acuitas Capital LLC (“Acuitas Capital”), an entity wholly owned by Acuitas, and the Company entered into a Master Note Purchase Agreement, as amended by that certain First Amendment thereto, dated as of August 12, 2022 (as amended, the “Keep Well Agreement”), pursuant to which, subject to specified conditions, the Company may borrow up to $25.0 million from time to time. In connection with each borrowing under the Keep Well Agreement, the Company agreed to issue a senior secured note to Acuitas Capital or an entity affiliated with it for the amount borrowed (each such note, a “Keep Well Note”). In addition, in connection with each Keep Well Note sold by the Company, the Company agreed to issue Acuitas Capital (or an affiliated entity designated by Acuitas Capital) warrants to purchase up to 2,958,580 Shares, in the form attached as an exhibit to the Keep Well Agreement (the “Keep Well Warrants”), all upon the terms and subject to the conditions specified in the Keep Well Agreement.

As previously disclosed, pursuant to the Keep Well Agreement, the Company issued and sold to Acuitas Capital Keep Well Notes in the principal amounts of $5,000,000 and $6,000,000 on July 15, 2022 and September 7, 2022, respectively. In connection with the issuance and sale of such notes, the Company issued to Acuitas Keep Well Warrants to purchase 491,716 Shares and 710,059 Shares on August 29, 2022 and September 7, 2022, respectively.

On November 19, 2022, the Company and Acuitas Capital entered into an amendment to the Keep Well Agreement (the "Second Amendment"), pursuant to which, among other things:

•	the maturity date of the Keep Well Notes has been extended from September 1, 2023 to June 30, 2024;

•	the remaining amount available to be borrowed under the Keep Well Agreement has been increased from $10.7 million to $14.0 million and the provision in the Keep Well Agreement that previously reduced the amount available to be borrowed by the net proceeds the Company received from equity financings has been eliminated;

•	the funding structure has been changed from borrowings as needed from time to time, at the election of the Company, to the Company agreeing to borrow, and Acuitas Capital agreeing to lend, subject to the conditions set forth in the Keep Well Agreement (which conditions have been amended as described below), the entire remaining amount of $14.0 million, to be funded as follows: $4.0 million in each of January, March and June 2023 and $2.0 million in September 2023;

•	many of the conditions precedent to the Company’s ability to borrow, and Acuitas Capital’s obligation to lend, have been eliminated, including the conditions that (x) the Company have used best efforts to obtain sufficient financing from a third party for the Company to pay and discharge, when due and payable, its obligations, (y) the Company being unable despite its best efforts to obtain such financing from a third party on reasonably acceptable terms, and (z)(1) absent obtaining the funds requested by the Company, the Company will not have sufficient unrestricted cash to pay and discharge all of its obligations then due or scheduled to become due within the 30 days following the date of the request, and (2) there are no conditions or events that, when considered in the aggregate, raise substantial doubt about the Company’s ability to continue as a going concern through August 15, 2023;

•	the Company’s obligation to pay accrued interest on a monthly basis has been eliminated, and instead accrued interest will be added to the principal amount of the applicable Keep Well Note;

•	the financial covenant that the Company’s consolidated recurring revenue shall be at least $15.0 million has been reduced to $11.0 million; however, the satisfaction of such covenant as a condition to funding has been eliminated, and certain other affirmative and negative covenants of the Company, the satisfaction of which previously were conditions to funding, have also been eliminated as conditions to funding;

•	subject to stockholder approval, the exercise price of the currently outstanding Keep Well Warrants will be reduced to $0.45 per share, which was the consolidated closing bid price of the Company’s common stock as reported on Nasdaq immediately preceding the time the parties entered into the Second Amendment, and will be subject to further adjustment as described below;

•	subject to stockholder approval, the number of Shares subject to the currently outstanding Keep Well Warrants will be increased to the number of Shares that would have been subject to such Keep Well Warrants if the warrant coverage was equal to (x) 100% of the amount borrowed under the Keep Well Agreement in respect of which the applicable Keep Well Warrant was issued (instead of 20% of such amount) divided by (y) $0.45;

•	subject to stockholder approval, the warrant coverage on future borrowings under the Keep Well Agreement will be increased to a number of Shares equal to (x) 100% of the amount borrowed under the Keep Well Agreement (instead of 20% of such amount) divided by (y) $0.45 (the “Warrant Coverage Denominator”), subject to future adjustment as described below; and each Keep Well Warrant to be issued under the Keep Well Agreement going forward will have an exercise price equal to $0.45 per share, subject to further adjustment as described below;

•	the Company has agreed to solicit stockholder approval of a 1:5 reverse stock split of the Company’s outstanding common stock and, if stockholder approval is obtained, to effect such reverse stock split as soon as practicable thereafter;

•	subject to stockholder approval, if the reverse stock split is effected, the Warrant Coverage Denominator and the exercise price of each warrant issued pursuant to the Keep Well Agreement that is then outstanding will be reduced to the lesser of (i) the volume-weighted average price of the Company’s common stock over the five trading days beginning on the trading day that commences immediately after the effective time of the reverse stock split (the “Reverse Stock Split Price”) and (ii) the exercise price after giving effect to the adjustment thereto as a result of the reverse stock split (the lesser of (i) and (ii), the “Post-Stock Split Price”), subject to further reduction as described below;

•	subject to stockholder approval, the Warrant Coverage Denominator and the exercise price of each warrant issued pursuant to the Keep Well Agreement that is outstanding as of the final funding date under the Keep Well Agreement will be reduced to (i) if the final funding date occurs at any time prior to the time the Reverse Stock Split Price is determined, the closing price of the Company’s common stock on the trading day immediately preceding the final funding date (the “Final Funding Date Price”), or (ii) if the final funding date occurs at any time from and after the time the Reverse Stock Split Price is determined, the lesser of (x) the Post-Stock Split Price and (y) the Final Funding Date Price;

•	subject to stockholder approval, Acuitas Capital, at its option, will have the right to convert the entire principal amount of all Keep Well Notes outstanding under the Keep Well Agreement, plus all accrued and unpaid interest thereon, in whole or in part, into Shares, at a conversion price equal to the lesser of (i) $0.40 per share and (ii) the closing price of the Company’s common stock on the trading day immediately prior to the applicable conversion date;

•	subject to stockholder approval, in connection with the conversion of the principal amount of any Keep Well Note and/or accrued interest thereon into Shares (as described above), the Company will issue to Acuitas Capital a five-year warrant to purchase Shares; the number of Shares subject to each such warrant will be equal to (x) 100% of the amount converted divided by (y) the conversion price of the Keep Well Note then in effect (determined as described above), and the exercise price of each such warrant will be equal to the conversion price of the Keep Well Note then in effect, subject to adjustment as described above;

•	subject to stockholder approval, the Company will issue to Acuitas Capital 2,038,133 additional Commitment Shares;

•	the parties agreed that under no circumstances will the Company issue any shares upon exercise of any warrant issued under the Keep Well Agreement or upon conversion of any Keep Well Note to the extent that, after giving effect to the issuance of any such shares, Acuitas Capital (together with its affiliates) would beneficially own Shares representing more than 90% of the total number of Shares outstanding as of the time of such issuance (the “Issuance Cap”); and that in the event of a Fundamental Transaction (as defined in the Second Amendment), regardless of the actual number of securities of the Company beneficially owned by Acuitas Capital and its affiliates at the effective time thereof, Acuitas Capital shall not be entitled to receive any consideration pursuant to such Fundamental Transaction in respect of any shares underlying any of the warrants issued under the Keep Well Agreement or any shares issuable upon conversion of any Keep Well Note that would represent shares in excess of the Issuance Cap if beneficially owned by Acuitas Capital and/or its affiliates immediately prior to such effective time, and all warrants and Keep Well Notes owned or beneficially owned by Acuitas Capital and/or its affiliates at the effective time of such Fundamental Transaction, solely to the extent that, if exercised or converted, such warrants and Keep Well Notes would result in the issuance of such excess shares, will be cancelled and forfeited without consideration therefor, effective as of such effective time; provided, however, that the foregoing shall not affect the Company’s obligation to pay all amounts owed under such Keep Well Notes in connection with such Fundamental Transaction; and

•	the Company has agreed, subject to certain customary exceptions, not to incur any indebtedness or issue any shares of its capital stock or capital stock equivalents without Acuitas Capital’s consent until 180 days following the final funding date under the Keep Well Agreement.

The Company has agreed to seek stockholder approval for the amendments to the Keep Well Agreement described above that are subject to stockholder approval at a special stockholders' meeting to be held on or before February 20, 2023.

The foregoing descriptions of the Second Amendment, the Keep Well Note and the Keep Well Warrant are qualified in their entirety by reference to the full text of the Second Amendment, including the amended form of the Keep Well Warrant attached as an exhibit thereto, and the amended form of the Keep Well Note, which are attached hereto as Exhibits 99.16 and 99.17, respectively, and incorporated by reference herein.”

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) and (b) of the Statement is amended and restated in its entirety as follows:

“(a) and (b)

All percentages of Shares outstanding contained herein are based on 27,034,375 Shares issued and outstanding as of November 15, 2022, as disclosed in the Quarterly Report on Form 10-Q filed by the Company with the SEC on November 21, 2022.

As of the date hereof, each of the Reporting Persons may be deemed to have beneficial ownership of 11,155,575 Shares, consisting of (i) 9,853,800 Shares beneficially owned by the Reporting Persons as of the date hereof, (ii) 591,716 Shares underlying the Keep Well Warrant issued to Acuitas on August 29, 2022 and (iii) 710,059 Shares underlying the Keep Well Warrant issued to Acuitas on September 7, 2022. The Shares beneficially owned by the Reporting Persons as of the date hereof represent approximately 41.3% of the total outstanding Shares. Acuitas may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of all of the 11,155,575 Shares with Mr. Peizer. Mr. Peizer may be deemed to have the sole power to vote or direct the vote and dispose or direct the disposition of all of the 11,155,575 Shares.

Assuming the issuance of all of the remaining Keep Well Warrants, the conversion of all Keep Well Notes into Shares (at a conversion price equal to $0.40 per share) and that the stockholder approvals with respect to the Keep Well Warrants and additional Commitment Shares are obtained, each of the Reporting Persons would be deemed to have beneficial ownership of 192,447,488 Shares, consisting of:

(i)	9,853,800 Shares beneficially owned by the Reporting Persons as of the date hereof;

(ii)	11,111,111 Shares underlying the Keep Well Warrant issued to Acuitas on August 29, 2022 (after giving effect to the increase in the warrant coverage contemplated by the Second Amendment, as described in Item 4 above);

(iii)	13,333,333 Shares underlying the Keep Well Warrant issued to Acuitas on September 7, 2022 (after giving effect to the increase in the warrant coverage contemplated by the Second Amendment, as described in Item 4 above);

(iv)	the remaining 31,111,111 Shares underlying the Keep Well Warrants issuable to Acuitas Capital (or an affiliated entity designated by Acuitas Capital) pursuant to the terms of the Keep Well Agreement;

(v)	2,038,133 Shares issuable to Acuitas Capital as additional Commitment Shares;

(vi)	62,500,000 Shares issuable to Acuitas Capital upon the conversion of all Keep Well Notes ((i) assuming a conversion price equal to $0.40 per share and (ii) not taking into account any accrued interest thereon); and

(vii)	62,500,000 Shares underlying the warrant issuable to Acuitas Capital upon the conversion of all Keep Well Notes ((i) assuming a conversion price equal to $0.40 per share and (ii) not taking into account any accrued interest on the Keep Well Notes).

However, the total number of Shares issuable to Acuitas upon the exercise of the Keep Well Warrants and the conversion of the Keep Well Notes is subject to the Issuance Cap, as described in Item 4 above.”

ITEM 6.	Contracts, arrangements, understandings or relationships with respect to the securities of the issuer

Item 6 of the Statement is hereby amended and supplemented to include the information disclosed in Item 4 above, which information is incorporated by reference herein.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

Item 7 of the Statement is hereby amended and supplemented by adding the following:

99.16	Second Amendment to Master Note Purchase Agreement, dated as of November 19, 2022, by and among OnTrak, Inc., certain of its subsidiaries party thereto, Acuitas Capital LLC and the Collateral Agent named therein.

99.17	Form of Senior Secured Convertible Note

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    November 22, 2022

ACUITAS GROUP HOLDINGS, LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Chairman

/s/ Terren S. Peizer
Terren S. Peizer